Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Fourth quarter 2014 FINANCIAL RESULTS

BEIJING, China, February 27, 2015 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), a residential real estate developer with a primary focus on high growth cities in China, today announced its unaudited financial results for the fourth quarter 2014.

Highlights for the Fourth Quarter 2014

•	Total fourth quarter revenues were US$362.9 million, a 121.8% increase from US$163.6 million recorded in the third quarter of 2014 and a 25.5% increase from US$289.2 million recorded in the fourth quarter of 2013. Contract sales totaled US$402.6 million, a 140.1% increase from US$167.7 million recorded in the third quarter of 2014 and a 6.6% increase from US$377.5 million recorded in the fourth quarter of 2013.

•	Total gross floor area (“GFA”) sales were 252,200 square meters, a 151.4% increase from 100,300 square meters sold in the third quarter of 2014, and a 4.3% increase from 241,700 square meters sold in the fourth quarter of 2013.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 14.6% compared to 19.6% in the third quarter of 2014 and 12.1% in the fourth quarter of 2013.

•	Net income was US$23.8 million, a 205.1% increase from US$7.8 million in the third quarter of 2014 and a 24.7% decrease from US$31.6 million reported in the fourth quarter of 2013.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.34, compared to diluted net earnings per ADS of US$0.10 in the third quarter of 2014 and US$0.36 per ADS in the fourth quarter of 2013.

•	The Company repurchased 1.43 million ADSs at a total cost of approximately US$3.9 million in the fourth quarter of 2014.

Mr. Yong Zhang, Xinyuan's Chairman said, "We are pleased to end 2014 with a very strong fourth quarter performance, as measured by our year-over-year contract sales and revenue growth, as we experienced a general improvement in project demand. As we have indicated throughout the year, our anticipated revenue and profit recognition for 2014 was back-end loaded, with the fourth quarter alone contributing 39%, 39% and 49% to total 2014 revenue, contract sales and net income. Despite challenging market conditions for the year, we still managed revenue and contract sales growth over 2013. While it is still early to forecast how quickly China’s overall real estate market recovers, we are encouraged with our improved performance and believe the macro real estate environment continues to stabilize. With our continued focus on development projects in high growth cities, solid execution and stringent cost controls, we believe 2015 can be a very productive year for our business.”

“2014 was a year of adjustment for our company as we invested in resources for our future development and growth. Our operational highlights for the full year include launching presales of ten development projects, acquiring eight projects for a total GFA of 1.83 million square meters and selectively entering into new geographic areas. The balance of our real estate property under development at the end of the fourth quarter increased to US$1.7 billion from US$1.6 billion at the end of the third quarter of 2014, reflecting 18 active development projects with another six projects that are expected to commence pre-sales in 2015. As of December 31, 2014, our total sellable GFA was approximately 3.08 million square meters, representing both active projects and projects in the planning stage, reaching a new record for Xinyuan.”

“Finally, we want to express gratitude to our long-term shareholders for standing with Xinyuan during these turbulent times. In 2014, the Company distributed a dividend payment of US$0.05 per ADS each quarter. We also repurchased 4.5 million ADS at total cost of US$ 17.6 million for the full year. We remain committed to rewarding our shareholders in 2015 as we further scale our operations and grow Xinyuan into a leading real estate developer in China,” concluded Mr. Zhang.

Financial Results for the Fourth quarter 2014

Contract Sales

Contract sales totaled US$402.6 million in the fourth quarter compared to US$167.7 million in the third quarter of 2014 and US$377.5 million in the fourth quarter of 2013. The Company’s GFA sales were 252,200 square meters in the fourth quarter of 2014 versus 100,300 square meters in the third quarter of 2014 and 241,700 square meters in the fourth quarter of 2013. The average selling price ("ASP") per square meter sold was RMB9,806 (US$1,596) in the fourth quarter of 2014 versus 10,272 (US$1,672) in the third quarter of 2014 and RMB9,678 (US$1,562) in the fourth quarter of 2013.

2

Breakdown of GFA Sales and ASP’s by Project

	Q4 2013		Q3 2014		Q4 2014		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Zhengzhou Royal Palace	1.2	23,351	-	-	3.8	7,502	-
Zhengzhou Century East A	1.9	13,319	-	-	-	-	1.0
Zhengzhou Century East B	2.3	16,831	-	-	-	-	0.6
Zhengzhou Xin City	53.7	9,972	8.4	11,484	27.9	14,206	18.3
Zhengzhou Thriving Family	-	-	27.6	7,240	41.5	7,229	29.5
Xingyang Splendid I	-	-	6.5	5,366	16.8	4,831	69.8
Xingyang Splendid II	-	-	-	-	1.7	13,401	136.1
Kunshan Royal Palace	42.5	9,265	6.6	8,875	23.0	8,843	198.9
Suzhou Xin City	52.6	8,577	5.5	10,659	5.8	10,312	3.8
Suzhou Lake Royal Palace	-	-	2.0	11,095	12.1	8,299	155.4
Jinan Xinyuan Splendid	45.7	10,372	20.1	9,881	20.9	9,595	30.0
Jinan Royal Palace	-	-	18.1	6,428	23.6	6,348	404.0
Xuzhou Colorful City	31.3	8,820	-0.3	8,863	9.6	8,700	81.8
Beijing Xindo Park	-	-	5.3	27,233	19.8	22,889	65.1
Chengdu Thriving Family	-	-	0.4	5,296	15.5	5,498	198.9
Changsha Xinyuan Splendid	-	-	-	-	10.6	5,139	242.1
Sanya Yazhou Bay No.1	-	-	-	-	6.5	14,750	110.4
Xi’an Metropolitan*	-	-	-	-	6.2	6,362	286.8
Others	10.5		0.1		6.9		3.7
Total	241.7	9,678	100.3	10,272	252.2	9,806	2,036.2

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi'an Metropolitan. The Company accounts for its investment under the equity method.

Revenue

In the fourth quarter of 2014, the Company’s total revenue was US$362.9 million compared to US$163.6 million in the third quarter of 2014 and US$289.2 million in the fourth quarter of 2013.

Gross Profit

Gross profit for the fourth quarter of 2014 was US$96.1 million, or 26.5% of revenue, compared to a gross profit of US$43.5 million, or 26.6% of revenue, in the third quarter of 2014 and a gross profit of US$94.9 million, or 32.8% of revenue, in the fourth quarter of 2013.

3

Selling, General and Administrative Expenses

SG&A expenses were US$53.1 million for the fourth quarter of 2014 compared to US$32.1 million for the third quarter of 2014 and US$35.1 million for the fourth quarter of 2013. As a percentage of total revenue, SG&A expenses were 14.6% compared to 19.6% in the third quarter of 2014 and 12.1% in the fourth quarter of 2013. The increase of SG&A expenses compared to the third quarter 2014 was mainly due to four new projects beginning presales and a year-end bonus accrual in the fourth quarter.

Net Income

Net income for the fourth quarter of 2014 was US$23.8 million compared to US$7.8 million for the third quarter of 2014 and US$31.6 million for the fourth quarter of 2013. Net margin was 6.6%, compared to 4.8% in the third quarter of 2014 and 10.9% in the fourth quarter of 2013. Diluted earnings per ADS were US$0.34, compared to US$0.10per ADS in the third quarter of 2014 and to US$0.36 per ADS in the fourth quarter of 2013.

Financial Results for the Full Year 2014

For the year ended December 31, 2014, total revenues increased by 2.5% to US$919.7 million from US$897.7 million in 2013. GFA sales decreased by 5.5% to 629,100 square meters from 665,600 square meters in 2013. Contract sales increased by 4.1% to US$1,041.6 million from US$1,000.2 million in 2013.

Gross profit was US$242.2 million, or 26.3% of revenue in 2014 compared to a gross profit of US$299.0 million, or of 33.3% of revenue in 2013. The Company commenced presales on ten projects in 2014, while certain projects’ margins were lower given the softer market environment.

SG&A expenses were US$145.1 million, or 15.8% of revenue, compared to US$85.2 million, or 9.5% of revenue in 2013. The increase in SG&A was mainly due to new project promotions and an increase in headcount related to business expansion efforts.

Net income was US$48.5 million in 2014 compared to US$126.4 million in 2013. Diluted earnings per ADS were US$0.66 in 2014 compared to US$1.70 per ADS in 2013.

Balance Sheet

As of December 31, 2014, the Company reported US$509.4 million in cash and cash equivalents (including restricted cash) compared to US$553.0 million as of September 30, 2014. Total debt outstanding was US$1,508.8 million, an increase of US$117.3 million compared to US$1,391.5 million at the end of the third quarter of 2014. The balance of the Company’s real estate property under development at the end of the fourth quarter was US$1,711.7 million compared to US$1,599.1 million at the end of the third quarter of 2014.

4

Project Status

Below is a summary table of projects that were active and available for sale in the fourth quarter of 2014.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	% Sold

Zhengzhou Royal Palace	135.7	135.7	251.0	250.8	99.9%	96.7%
Zhengzhou Century East A	77.3	76.3	129.5	127.8	98.7%	98.7%
Zhengzhou Century East B	166.5	165.9	254.1	253.2	99.6%	98.5%
Zhengzhou Xin City	208.6	190.3	353.0	309.9	87.8%	76.5%
Zhengzhou Thriving Family	131.5	102.0	145.9	120.0	82.2%	55.0%
Xingyang Splendid I	117.6	47.8	92.1	39.9	43.3%	47.2%
Xingyang Splendid II	137.8	1.7	133.2	3.7	2.8%	32.4%
Kunshan Royal Palace	284.3	85.4	499.0	129.1	25.9%	58.7%
Suzhou Xin City	127.3	123.5	186.9	179.0	95.8%	89.9%
Suzhou Lake Royal Palace	169.6	14.2	365.7	20.0	5.5%	76.1%
Jinan Xinyuan Splendid	571.7	541.7	807.6	769.0	95.2%	92.0%
Jinan Royal Palace	449.2	45.2	696.5	47.2	6.8%	48.5%
Xuzhou Colorful City	129.1	47.3	209.3	69.7	33.3%	54.9%
Beijing Xindo Park	132.1	67.0	469.6	243.3	51.8%	82.1%
Chengdu Thriving Family	214.8	15.9	360.7	14.2	3.9%	65.4%
Changsha Xinyuan Splendid	252.7	10.6	369.0	8.9	2.4%	49.0%
Sanya Yazhou Bay No.1	116.9	6.5	305.9	15.5	5.1%	45.0%
Xi’an Metropolitan*	293.0	6.2	486.4	6.4	1.3%	32.5%
Others remaining GFA	3.7
Total active projects	3,719.4	1,683.2	6115.4	2,607.6	42.6%	66.2%

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi'an Metropolitan. The Company accounts for its investment under the equity method.

5

As of December 31, 2014, the Company’s total sellable GFA was approximately 3,080,000 square meters for active projects and under planning stage projects in China, up 21.5% from 2,534,100 square meters as of the Company’s last reporting earnings date. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales Scheduled
	(m2 000)
Xingyang Splendid III	37.4	Q4 2015
Zhengzhou Xindo Park (commercial)	146.2	Q1 2015
Shanghai Royal Palace	57.8	Q1 2015
Newly Acquired Tianjin Land	263.5	Q3 2015
Zhengzhou Jiaotong college project	167.2	Q4 2015
Zhengzhou Nangangliu Project	371.7	Q2 2015
Total projects under planning	1,043.8
Total active projects	2,036.2
Total all Xinyuan projects in China	3,080.0

New York Oosten Project Update

The Company’s New York Oosten project has a total GFA of 37,078 square meters. As of December 31, 2014, 75% of the concrete superstructure has been completed. Xinyuan is scheduled to top out the entire superstructure in the first quarter of 2015, while work on the mechanical, plumbing and electrical systems have been carried out simultaneously as planned. The Company started pre-sales on a limited scope in the third quarter 2014. Pre-sales are proceeding well at a smooth but controlled pace, while Xinyuan makes an effort to balance the number of contract sales with strategically planned price increases given the pricing uptrend in the New York City housing market. As of December 31, 2014, the total contracted amount was approximately $90 million.

Conference Call Information

The Company will hold a conference call at 7:30 am ET on February 27, 2015 to discuss fourth quarter 2014 results. Listeners may access the call by dialing 1-913-312-1447. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. A replay of the call will be available through March 6, 2015 by dialing 1-858-384-5517, access code: 3273370.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Tianjin, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

6

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2013. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. Jing Ye

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

7

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(unaudited)

Total revenue	362,900	163,612	289,160

Total costs of revenue	(266,820)	(120,154)	(194,228)
Gross profit	96,080	43,458	94,932

Selling and distribution expenses	(17,361)	(8,495)	(9,443)
General and administrative expenses	(35,725)	(23,642)	(25,650)

Operating income	42,994	11,321	59,839

Interest income	8,711	2,979	3,084
Interest expense	(6,189)	(5,904)	(6,411)
Net realized gain on short-term investments	3,128	-	-
Unrealized gain (loss) on short-term investments	(1,983)	2,105	-
Other income	105	-	1,539
Loss on extinguishment of debt	(9,849)	-	-
Exchange gains	656	-	-
Share of loss of an equity investee	(1,047)	(227)	(117)

Income from operations before income taxes	36,526	10,274	57,934

Income taxes	(12,685)	(2,501)	(26,303)

Net income	23,841	7,773	31,631
Net loss attributable to non-controlling interest	1,528	-	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	25,369	7,773	31,631

Earnings per ADS:
Basic	0.34	0.10	0.41
Diluted	0.34	0.10	0.36
ADS used in computation:
Basic	74,446	75,325	77,616
Diluted	74,523	88,165	91,097

8

XINYUAN REAL ESTATE CO., LTD. AND ITSSUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended

	December 31,	December 31,
	2014	2013
	(unaudited)	(audited)
Revenue	919,748	897,738

Cost of revenue	(677,582)	(598,740)
Gross profit	242,166	298,998

Selling and distribution expenses	(39,494)	(20,724)
General and administrative expenses	(105,622)	(64,498)

Operating income	97,050	213,776

Interest income	14,577	11,681
Interest expense	(28,201)	(16,863)
Net realized gain on short-term investments	3,128	-
Unrealized gain on short-term investments	122	-
Other income	3,213	1,539
Loss on extinguishment of debt	(9,849)	-
Exchange gains	706	-
Share of loss of an equity investee	(1,692)	(117)
Income from operations before income taxes	79,054	210,016

Income taxes	(30,558)	(83,660)

Net income	48,496	126,356
Net loss attributable to non-controlling interest	1,528	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	50,024	126,356

Earnings per ADS:
Basic	0.66	1.73
Diluted	0.66	1.70
ADS used in computation:
Basic	75,968	72,867
Diluted	76,278	74,732

9

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	209,852	319,443	587,119
Restricted cash	299,517	233,514	250,098
Short-term investment	6,008	5,029	-
Accounts receivable	15,457	23,436	8,528
Other receivables	110,975	108,860	10,593
Restricted deposit	69,358	11,410	11,514
Deposits for land use rights	299,739	359,437	297,389
Other deposits and prepayments	176,816	122,189	103,790
Advances to suppliers	29,787	18,889	15,317
Real estate property held for sale	1,185	1,694	5,524
Real estate property development completed	12,309	12,629	21,260
Real estate property under development	1,711,679	1,599,106	932,519
Amounts due from related parties	125,374	12,017	820
Amounts due from employees	50	1,228	59
Other current assets	139	159	-

Total current assets	3,068,245	2,829,040	2,244,530

Real estate properties held for lease, net	69,224	62,499	60,410
Property and equipment, net	46,476	46,697	46,706
Other long-term investment	242	242	242
Investment in joint venture	4,226	5,248	5,945
Deferred tax assets	13,642	14,796	10,191
Deferred charges	16,677	18,614	9,049
Other assets	10,582	7,968	5,028

TOTAL ASSETS	3,229,314	2,985,104	2,382,101

10

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	351,506	254,731	194,403
Short-term bank loans and other debt	293,450	170,662	23,291
Customer deposits	107,163	106,803	75,285
Income tax payable	59,295	47,543	121,642
Deferred tax liabilities	95,399	103,428	78,958
Other payables and accrued liabilities	74,089	79,599	73,446
Payroll and welfare payable	18,457	7,342	19,638
Current portion of long-term bank loans and other debt	570,499	359,553	217,964
Current maturities of capital lease obligations	3,010	2,994	2,746
Redeemable non-controlling interests	3,424	-	-

Total current liabilities	1,576,292	1,132,655	807,373

Non- current liabilities
Long-term bank loans	27,782	39,303	32,804
Other long term debt	617,061	821,982	536,943
Deferred tax liabilities	9,825	10,575	9,385
Unrecognized tax benefits	10,729	16,166	16,314
Capital lease obligations, net of current maturities	23,500	24,087	26,646
Redeemable non-controlling interests	1,999	2,836	-
TOTAL LIABILITIES	2,267,188	2,047,604	1,429,465

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(20,696)	(16,773)	(3,085)
Additional paid-in capital	530,670	529,942	534,937
Statutory reserves	72,829	68,547	68,547
Retained earnings	274,763	257,435	244,310
Accumulated other comprehensive income	104,563	98,333	107,911
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	962,145	937,500	952,636
Non-controlling interest	(19)	-	-
Total equity	962,126	937,500	952,636
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,229,314	2,985,104	2,382,101

11